SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Overseas Regulatory Announcement dated July 12, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 25, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Corporate Governance Self-assessment and Rectification Plan

Sinopec Shanghai Petrochemical Company Limited and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

I. Special Notice: Areas to be improved in corporate governance

1. To further improve corporate governance policies including Detailed Rules for the Working of General Manager, and the Policy on the Working of Independent Directors.

2. To actively push forward the completion of the share reform of the Company as early as possible.

II. Overview of Corporate Governance

Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai” or the “Company”) is one of the first pilot companies experimenting on restructuring into the joint stock system, and China’s first company to have its shares simultaneously listed on the stock exchanges of Shanghai, Hong Kong and New York. For the last 14 years since its listing, the Company has strictly conformed to the regulatory rules of China and other jurisdictions, constantly improving its corporate governance structure and striving to enhance its corporate governance capabilities.

1. Establishment of Corporate Governance Regulations and Policies

The Articles of Association are the core and foundation of the Company’s corporate governance regulations. Since the completion of joint stock restructuring in June 1993, the Company has made a number of amendments to the Articles of Association in accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Rules Governing

the Listing of Stocks on Shanghai Stock Exchange, the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Code of Corporate Governance for Listed Companies, Regulatory Opinions for the General Meetings of Shareholders of Listed Companies, and Guidelines on Articles of Association of Listed Companies and other laws and regulations, as amended from time to time. With the Articles of Association as the core component, the Company has established and improved relevant rules of procedure and implementing rules, thus building up a complete and effective system of corporate governance regulations for guidance on the standardized operation of the Company.

2. Operation of the Company’s Shareholders’ General Meeting, Board of Directors and Supervisory Board

The Company holds the shareholders’ general meetings and the meetings of the board of directors and the supervisory board in strict compliance with relevant regulatory rules and the Articles of Association. The appointment and removal of any director, supervisor and management is in accordance with lawful procedures. All the directors, supervisors and senior officers of the Company are devoted to their duties, act with due diligence and strive to protect the interests of the Company and all the shareholders. There are no illegal or irregular acts and unauthorized dealings in the Company’s stocks found in any director, supervisor or senior officer’s performance of his or her duties.

3. Establishment of Internal Control System

The Company has established an internal control system based on actual circumstances, which generally meets the demand of risk control and management, and assures the standardized operation of the Company’s business activities and the implementation of the laws and regulations of the State and the Company’s internal regulations. The internal control system of the Company is generally complete, reasonable and effective. The Internal Control Manual (2007 Edition) includes 15 broad categories, 53 business processes and 1193 control nodes, covering all major aspects and links in the Company’s production and business activities and internal management. Implementation is effective in connection with all key nodes of control, without any material flaws and capable of responding to any contingencies.

4. Independence

The Company is independent from its controlling shareholder, China Petroleum & Chemical Corporation, in terms of personnel, assets, organization, business and finance, etc. The Company has a complete business system and is capable of independent operation in the market. All the business decisions are made through discussions by the board of directors or the shareholders’ general meetings in accordance with relevant listing rules. No controlling shareholder or actual controller is in control of the Company.

5. Transparency

The Company performs its obligations of information disclosure in strict compliance with relevant laws and regulations, and has established a substantially complete system for management of information disclosure. In the meantime, the Company is active in building relations with investors by enhancing communications with shareholders (particularly public shareholders) in various ways, including responding to inquiries from investors through a special telephone line, email, fax and receipt of visitors; communicating with investors at home and abroad through road shows for major events, regular performance promotion activities and press conferences and one-on-one workshops, etc.; providing investors with convenient access to the Company’s information through the investors’ relations section on the Company’s website and other information disclosure on such website; enhance the attention of investors to the Company through frequent liaison with institutional investors, securities analysts and small and medium-sized investors; arranging for interviews and press reports for senior executives and other key personnel of the Company through enhancing cooperation with major financial media; and building sound communication relations through frequent liaison with relevant regulatory authorities and stock exchanges.

III. Corporate Governance Problems and Reasons

Based on the check against the list of matters for self-evaluation (see Appendix), areas in the Company’s corporate governance that need to be improved are as follows:

1. Certain corporate governance regulations, such as Detailed Rules for the Working of General Manager and the Policy on the Working of Independent Directors, have not been established yet.

Reasons: The Company has formulated the Rules of Procedure for the Working Meetings of General Manager, Rules of Procedure for Communist Party and Administration Joint Meetings and has set forth provisions related to the duties of the general manager and independent directors in the Articles of Association. That is why the Company has not formulated Detailed Rules for the Working of General Manager and the Policy on the Working of Independent Directors.

2. The share reform has not been completed yet.

Reasons: The Company launched the share reform preparation according to the requirements of the China Securities Regulatory Commission in October 2006. However, due to the fact that the share reform plan did not receive the affirmative votes of more than two thirds of the holders of circulating A shares, the company failed to complete the share reform in that year.

IV. Rectification Measures, Timing and Responsible Persons

Problems	Rectification Measures	Target Completion Date	Responsible Person	Responsible Department
Detailed Rules for the Working of General Manager	Formulate the Rules and submit to the Board of Directors for deliberation pursuant to relevant regulations	October 2007	General Manager	General Manager’s Office

Policy on the Working of Independent Directors	Formulate the Rules pursuant to relevant regulations	October 2007	Zhou Yunnong, Independent Director	Secretary Office of the Board of Directors

Share reform	Enhance communications with shareholders to facilitate the early completion of the share reform of the Company	within 2007	Chairman of the Board of Directors	Secretary Office of the Board of Directors

V. Unique Corporate Governance Practice

Sinopec Shanghai, an internationally listed company, is a leading Chinese company entering the international capital market. Since its listing, Sinopec Shanghai has always stringently abided by regulatory requirements for the purpose of protecting shareholders’ interests pursuant to requirements of the modern enterprise system and relevant listing rules, and strives to make its operations institutionalized, legalized and transparent.

In practice, the Company has been actively exploring ways to establish a system and power balancing structure in line with the demands of the market economy, modern enterprise system construction and listing rules. The Company has established and improved the corporate governance structure with the shareholders’ meeting as the highest authority, the Board of Directors as the decision maker, the general manager and his team as the ones for execution, and the Supervisory board as the supervisor. The Company has build up and improved a full set of decision making and daily operation systems in compliance with international and domestic laws and regulations. The Company has improved and enhanced the establishment of the Communist Party Committee, trade union and employees’ representative meetings, and appropriately integrated them into the corporate governance structure. The Company has developed a decision making and supervision system blending its own characteristics with the peculiarities of the joint stock enterprise, under which the “three new meetings” (i.e. shareholders meeting, board of directors and supervisory board) and the “three old meetings” (i.e. the Communist Party Committee, trade union and employees’ congress) are properly positioned and responsible for their respective duties and work in a coordinated way within an effective and balanced framework, thereby creating a situation of two-way cooperation through staff sharing and mutual support, and making the enterprise operations democratized, legalized, regularized and transparent.

Since its listing in Shanghai, Hong Kong and New York, the Company has voluntarily remained within the bounds of the discipline of, and accepted the oversight of, regulatory authorities, society and shareholders in the spirit of being responsible to investors. The Company voluntarily accepts the supervision in strict accordance with relevant regulations of those three jurisdictions, and strictly implements relevant finance and audit regulations and information disclosure policies. Sinopec Shanghai has been widely acclaimed by investors, leading accounting firms, securities regulatory authorities and news media for its true, prompt, accurate and complete information disclosure and highly efficient and standardized operations. In 1996, the Company was the runner-up in Group C and conferred the “Best Information Disclosure Award” by the Hong Kong Stock Exchange, being the first Chinese H-share company receiving such an award. In 2006, the U.S. IR magazine granted the “Best Investor Relations Award” to the Company based on votes of more than 260 overseas fund managers and analysts.

VI. Other Matters To Be Explained

Under the special schedule for corporate governance matters, the public comments process falls in the period from July 15, 2007 until July 30, 2007. We welcome any regulatory authorities, investors and the public to share with us their valuable comments and suggestions on the corporate governance practice of the Company by telephone, fax and email.

Hotline:	021-57943143

Fax:	021-57940050

Email:	spc@spc.com.cn

Website:	www.spc.com.cn

Shanghai Stock Exchange: www.sse.com.cn, Column for Comments on Corporate Governance

Board of Directors

Sinopec Shanghai Petrochemical Company Limited

July 12, 2007

Appendix:

Sinopec Shanghai Petrochemical Company Limited

Self-Evaluation Matters

Strictly with reference to the Company Law, Securities Law and other relevant laws and Articles of Association, Rules of Procedure for Board of Directors and other internal regulations, and based on the principle of being “practical and realistic”, Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as “Sinopec Shanghai” or the “Company”) conducted self-evaluation on the following matters. Details are as follows:

I. Company Profile and Shareholder Information

(i) Company History and Current Situation

1. Company History

(1) Establishment by means of promotion

Sinopec Shanghai is formerly known as the Shanghai Petrochemicals Factory founded in June 1972. As approved by the former State Economic System Reform Commission in the Ti Gai Sheng [1993] No. 95 Document dated June 16, 1993, the Shanghai Petrochemicals Factory, as the sole promoter, was restructured into a joint stock limited company by means of promotion. Such joint stock limited company was incorporated in Shanghai on June 29, 1993, with a registered capital of RMB 4 billion, all of which was contributed by its controlling company, China National Petroleum and Chemical Industry Corporation, with certain assets of the Shanghai Petrochemicals Factory on an as-converted basis. As approved in the Ti Gai Sheng [1993] Document No. 105, the Company was restructured into a company offering shares to the public on June 30, 1993.

(2) Initial Public Offering

As approved by the former State Council’s Securities Commission in Zheng Wei Fa [1993] No. 30 Official Reply, the Company had a public offering of 2.23 billion shares in aggregate, including 1.68 billion H shares and 550 million A shares, in Hong Kong, New York, Shanghai and other cities within the PRC in July and September 1993. The 550 million A shares consist of 400 million individual shares (including 150 million employee shares held by the employees of Sinopec Shanghai) and 150 million legal person shares. H shares were listed on the Stock Exchange of Hong Kong on July 26, 1993 and listed on the New York Stock Exchange concurrently in the form of American Depositary Receipts (ADR). A shares were listed on the Shanghai Stock Exchange on November 8, 1993. Subsequent to this initial pubic offering, the Company’s total share capital amounted to 6.23 billion shares, including 4 billion State-owned shares, 150 million corporate shares, 400 million individual shares and 1.68 billion H shares.

(3) Domestic refinancing

According to the plan disclosed in the prospectus released in July 1993 by the Company and as approved by the China Securities Regulatory Commission, the Company issued 320 million A shares within the territory of China from April 5 until June 10, 1994.

Such shares were listed and started to trade on the Shanghai Stock Exchange on July 4, 1994. Up to that date, the Company’s total share capital was increased to 6.55 billion shares from the original 6.23 billion shares.

(4) Offshore placement

On August 22, 1996, the Company issued 500 million H shares by means of placement to international investors. The Company further issued 150 million H shares by means of placement to international investors. Up to that date, the Company’s total share capital amounted to 7.2 billion shares, including 2.33 billion H shares.

(5) Share capital structure

In 1998, China National Petroleum and Chemical Industry Corporation was restructured into China Corporation. On February 28, 2000, China Petrochemical Corporation was approved to establish China Petroleum & Chemical Corporation (“Sinopec”) through asset restructuring. As part of the asset restructuring, China Petrochemical Corporation contributed the shares it held in the Company into Sinopec. Upon completion of the restructuring, the 4 billion State-owned shares held by China Petrochemical Corporation were transferred to Sinopec and the name of such was changed to State-owned corporate shares.

The current share capital structure of the Company is as follows:

	NUMBER (UNIT: 10,000 SHARES)	PERCENTAGE IN TOTAL SHARECAPITAL
Total share capital	720,000	100.00%
Non-circulating shares	415,000	57.64%
State-owned legal person shares (A shares)	400,000	55.56%
Other legal person shares (A shares)	15,000	2.08%
Circulating shares	305,000	42.36%
Circulating A shares	72,000	10.00%
Offshore listed shares (H shares)	233,000	32.36%

2. Company Profile

Chinese name:

Chinese short name:

English name: Sinopec Shanghai Petrochemical Company Limited

English short name: SPC

Legal representative: Rong Guangdao

Registered address: 48 Jinyi Road, Jinshan District, Shanghai, China

Principal office: 48 Jinyi Road, Jinshan District, Shanghai, China

Postal code: 200540

Tel: 021-57943143/52377880

Fax: 021-57940050/52375091

Website: http://www.spc.com.cn

Place of listing for circulating A shares: Shanghai Stock Exchange; Short name: S ; Stock code: 600688.

Place of listing for H shares: Stock Exchange of Hong Kong Limited; Short name: ; Stock code: 0338.

Other classes of shares: American Depositary Receipt; Place of listing: New York Stock Exchange; Short name: SHI.

(ii) Control Relationship, Control Chain and Ultimate Actual Controller (as of March 31 2007)

The property rights holding and equity controlling relations between the Company and its ultimate actual controller are set out in the following chart:

(iii) Information on Equity Ownership Structure and Controlling Shareholder or Actual Controller and Impact on the Company

1. Equity Ownership Structure as of December 31, 2006

The Company has a total share capital of 7.2 billion shares, which include 4 billion shares (A shares) held by Sinopec, representing 55.56% of the total share capital, 150 million corporate shares (A shares), representing 2.08% of the total share capital, 720 million domestic ordinary shares in RMB (A shares), representing 10% of the total share capital, and 2.33 billion offshore-listed foreign-owned shares, representing 32.36% of the total share capital.

2. Background Information on Controlling Shareholder or Actual Controller

The ultimate actual controller of the Company is the State-owned Assets Supervision and Administration Commission the State Council.

The controlling shareholder of the Company is Sinopec, whose legal representative is Chen Tonghai (note: Chen Tonghai has rendered his resignation as the director and the chairman, due to personal reasons, to the board of directors of Sinopec as detailed in Sinopec’s announcement dated June 22, 2007). Sinopec was incorporated in February 2000, with a registered capital of RMB 86.7 billion. The scope of its business mainly covers petroleum and natural gas exploration, development, production and trading; oil refining; production, trading, transportation, distribution and marketing of petroleum products; production, distribution and trading of petrochemicals.

3. Impact of Controlling Shareholder or Actual Controller on the Company

The Company is independent from its controlling shareholder, China Petroleum & Chemical Corporation, in terms of personnel, assets, organization, business and finance, etc. The Company has a complete business system and is capable of independent operation in the market. All the business decisions are made through discussions by the Company’s Board of Directors or the shareholders’ general meetings in accordance with relevant listing rules. No controlling shareholder or actual controller is in control of the Company.

(iv) Is the Company’s controlling shareholder or actual controller also in control of many other entities? If so, please elaborate on the impact or risks on the Company’s corporate governance and stable operation. Are there any peer competition and related party transactions between various listed companies?

1. Is the Company’s controlling shareholder or actual controller also in control of many other entities?

As of December 31, 2006, Sinopec also controls four other listed companies while holding 55.56% shares of the Company, i.e., (1) it holds 79.73% shares of Sinopec Shijiazhuang Refining-Chemical Company Limited, being its largest shareholder; (2) it holds 46.25% shares of Sinopec Wuhan Petroleum Group Company Limited, being its largest shareholder; (3) it holds 42% shares of Sinopec Yizheng Chemical Fiber Company Limited, being its largest shareholder; and (4) it holds 38.68% shares of Sinopec Shandong Taishan Petroleum & Chemical Company Limited, being its largest shareholder.

2. Impact or Risks on the Company’s Corporate Governance and Stable Operations

All the major matters of the Company are decided by the Board of Directors and the shareholders’ general meetings pursuant to relevant listing rules, and the Company is separated from its controlling shareholders in strict compliance with the principle of “separation in five elements” (i.e. personnel, assets, finance, organization and business) as required by CSRC. Therefore, the four listed companies controlled by Sinopec have no impact on the corporate governance and stable operations of the Company.

3. Peer Competitions among Listed Companies

Except for competition with Sinopec Yizheng Chemical Fiber Company Limited in terms of terylene products, the Company is not engaged in any competition with any of the three other listed companies controlled by Sinopec. The reasons are: (a) with respect to the product structure, the Company runs an integrated operation of refining and petrochemical businesses, without any conflicts with the principle businesses of the four listed companies; and (b) with respect to the geographical coverage of markets, the Company has its own markets that are different from the four listed companies, with little overlap in terms of end users.

4. Related Party Transactions among Listed Companies

There are no related party transactions between the Company and any of the four listed companies under the control of Sinopec.

(v) Institutional Investors and their impact on the Company

As of December 31, 2006, the top ten shareholders of the Company are as follows:

Shareholder name	Nature	Share holding percentage (%)	Total number of its shares	Class of shares
Sinopec	State-owned shareholder	55.56	4,000,000,000	Non-circulating
HKSCC Nominees Limited	Foreign shareholder	26.74	1,925,125,401	Circulating
HSBC Nominees (Hong Kong) Limited	Foreign shareholder	4.95	356,576,000	Circulating
Shanghai Kangli Industrial Trade Company Limited ( )	Others	0.23	16,730,000	Non-circulating
China Construction Bank— Bosera Thematic Sector Equity Securities Investment Fund ( )	Others	0.21	15,022,429	Circulating
China Merchants Bank Co., Limited—SSE Dividend Index Exchange Traded Fund ( )	Others	0.17	12,123,764	Circulating
Zhejiang Provincial Economic Construction and Investment Company ( )	Others	0.17	12,000,000	Non-circulating
Ximeng Asset Holding Company ( )	Others	0.17	11,900,000	Circulating
HSBC Nominees (Hong Kong) Limited	Foreign shareholder	0.14	10,402,000	Circulating
CITIGROUP GLOBAL MARKETS LIMITED	Others	0.10	7,065,498	Circulating

Participation of domestic and overseas institutional investors has contributed to the optimization of corporate governance structure of the Company, improved the transparency and standardization of information disclosure and facilitated the long-term stable and healthy development of the Company.

(vi) Whether the Articles of Association have been amended and improved in strict compliance with the Guidelines on Articles of Association of Listed Companies (2006 Amendments) issued by CSRC

Yes. The Company has made comprehensive amendments to the Articles of Association in accordance with the Company Law as amended in October 2005, Securities Law, Guidelines on Articles of Association of Listed Companies issued by CSRC and other relevant laws and regulations, and has submitted the Articles of Association so amended for the approval of the shareholders’ annual general meeting held on June 15, 2006, which adopted such amended Articles of Association.

II. Standardized Operation

(i) Shareholders’ General Meeting

1. Do the procedures for convening and holding the shareholders’ general meetings comply with relevant requirements?

Yes. The convening and holding of the shareholders’ general meetings comply with the Articles of Association and Rules of Procedure for Shareholders’ General Meetings.

2. Do the notice period and delegation of authority in connection with shareholders’ general meetings comply with relevant requirements?

Yes. The notice period and delegation of authority and other matters in connection with shareholders’ general meetings comply with the Articles of Association and Rules of Procedure for Shareholders’ General Meetings.

3. Do the consideration and vote on motions of the shareholders’ general meetings comply with relevant procedures, and can they ensure the rights of small and medium shareholders to be heard?

The consideration and vote on motions of the shareholders’ general meetings are comply with relevant procedures, and can ensure the right of small and medium shareholders to be heard.

4. Has there ever been any event in which any shareholder who individually or collectively held more than 10% of all voting shares in the Company proposed any extraordinary shareholders’ general meeting, and has the Supervisory Board ever proposed any shareholders’ general meeting? If so, please specify the reasons.

No.

5. Has there ever been any event in which any shareholder who individually or collectively held more than 3% of the shares proposed any extempore motion? If so, please specify the reasons.

No.

6. Have the minutes of shareholders’ general meetings been completely recorded and safely kept? Have the resolutions of such meetings been fully and promptly disclosed?

Yes. The minutes of shareholders’ general meetings have been completely recorded and kept by designated persons. The resolutions of such meetings have been fully and promptly disclosed in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

7. Has there ever been any major matter addressed by evading the approval of a shareholders’ general meeting, in other words, has there ever been any major matter put into implementation without the prior approval of the shareholders’ general meeting? If so, please specify the reasons.

No.

8. Has there ever been any other event in connection with the holding of shareholders’ general meetings that has violated the Regulations for Shareholders’ General Meetings of Listed Companies?

No.

(ii) Board of Directors

1. Has the Company established the Rules of Procedure for Board of Directors, Rules for Independent Directors and any other relevant internal policies?

The Company has established the Rules of Procedure for Board of Directors, Rules of Procedure for the Audit Committee of the Board of Directors, Rules of Procedure for the Compensation and Evaluation Committee of the Board of Directors and other internal policies, setting forth clear provisions on the duties and authorities and meeting procedures of the Board of Directors and its special committees. The Company has not established any separate rules for independent directors, but the Articles of Association have provisions on the working of independent directors.

2. Composition of the Board of Directors and the Source of Such Members

The Company held the 2004 annual shareholders’ general meeting on June 29, 2005 which elected the fifth-term Board of Directors. The fifth-term Board of Directors consists of 12 directors, including 6 executive directors, 2 outside directors and 4 independent directors. Details of the directors are as follows:

Name	Gender	Position	Source
Rong Guangdao	Male	Executive Director Chairman and General Manager	Company
Du Chongjun	Male	Executive Director Vice Chairman and Vice General Manager	Company
Han Zhihao	Male	Executive Director and Chief Finance Officer	Company
Shi Wei	Male	Executive Director and Vice General Manager	Company
Li Honggen	Male	Executive Director and Vice General Manager	Company
Dai Jinbao	Male	Executive Director	Company
Lei Dianwu	Male	Outside director	Controlling company
Xiang Hanyin	Male	Outside director	Controlling company
Chen Xinyuan	Male	Independent director	Outside
Sun Chiping	Male	Independent director	Outside
Jiang Zhiquan	Male	Independent director	Outside
Zhou Yunnong	Male	Independent director	Outside

3. Please provide the biography of the Chairman and his major duties and responsibilities. Is he concurrently holding any other position in any other company? Has there ever been any absence of restrictions or supervision on the Chairman?

The Chairman, Mr. Rong Guangdao is 51 years of old, a senior engineer. Mr. Rong joined the Shanghai Petrochemicals Factory in 1973, assuming the posts of Vice Director of No. 1 Petrochemical Plant, and Vice Director and Director of Ethylene Plant, in succession. He was appointed as the Vice General Manager of Sinopec Shanghai in April 1994, and as the Director of Sinopec Shanghai in June 1995. In October 2003, he was appointed as the General Manager of Sinopec Shanghai, and then as the Vice Chairman of Sinopec Shanghai in June 2004. In April 2005, he also took the position of Vice Secretary to the Communist Party Committee of Sinopec Shanghai. In June 2005, he took the position of the Chairman of Sinopec Shanghai. Mr. Rong has substantial experience in the management of large-sized petrochemical companies. He graduated from the Staff University of the Shanghai Petrochemical Factory in 1985, majored in automation instruments, and received a MBA degree from the China Europe International Business School in 1997.

The Articles of Association have clearly provided for the functions and powers of the Chairman.

Mr. Rong took up a concurrent position of the Chairman of China Jinshan Associated Trading Corporate ( ) (67.33% shares of which are held by the Company). He assumed the positions of Director and Vice Chairman of Shanghai Secco Petrochemical Company in November 2006 (20% shares of which are held by the Company).

Since its listing, the Company has been committed to developing a standardized, efficient and scientific management system and improving its corporate structure. As the Chairman, Mr. Rong has exercised his functions and powers and performed his obligations in strict compliance with the Articles of Association and his duties and responsibilities authorized by the Board of Directors. There has been no absence of restrictions or supervision on the Chairman.

4. Are the eligibility and the appointment and removal of each director, in particular the appointment and removal of any director by the State-controlled company, in conformity with the statutory procedures?

Any appointment and removal of any director of the Company has been in strict compliance with relevant provisions of the Company Law and the Articles of Association. Such appointment or removal has been made in accordance with the statutory procedures, i.e., approved upon consideration thereof by the shareholders’ general meeting.

5. Please provide information on the exercise of care and diligence by each director, including attendance to the meetings of the Board of Directors and any other performance of his or her duties.

All the directors of the current Board of Directors of the Company are capable of exercising care and diligence. They actively participate in the meetings of the Board of Directors. They have put forward constructive comments and suggestions on strategy development, internal control improvement, risk control, human resource management, technology innovation, and for major decisions of the Company, carefully deliberated all the motions submitted by the Company to the Board of Directors for discussion, diligently supervised the performance of the management, and protected the lawful rights and interests of the Company and all of its shareholders.

The Company held nine meetings of the Board of Directors in 2006, with a rate of 100 percent attendance by the directors (including attendance by way of proxy). Each director unable to attend at such meetings in person due to other work needs has submitted to the proxy director his or her comments regarding the voting of any relevant motions and authorized in writing another director to attend and vote on his or her behalf.

6. Does each director have his or her own expertise? Is there any clear distinction in their duties? How does their expertise support the major decisions and investment matters of the Company?

Each of the twelve directors of the Company has his or her own special expertise. In particular, the independent directors with outstanding competence in company management, financial services and finance are capable of playing a leading role from the professional perspective with respect to the Company’s major decisions and investment matters.

7. Please specify the number and percentage of part-time directors. What is their impact on the Company’s operations? Is there any conflict of interest between any director and the Company? Has such conflict, if any, been addressed properly?

Among the twelve directors, there are 6 part-time directors, comprising 50% of the total. The part-time directors have no adverse effect on the Company’s operations. There are no conflicts of interest between any director and the Company.

8. Have the convening and holding of the meetings of the Board of Directors complied with relevant requirements?

Yes. The convening and holding of the meetings of the Board of Directors have complied with relevant requirements of the Articles of Association and Rules of Procedure for the Board of Directors.

9. Have the notice period and delegation of authority in connection with the Board of Directors complied with relevant requirements?

Yes. The notice period and delegation of authority in connection with the Board of Directors have complied with relevant requirements of the Articles of Association and Rules of Procedure for the Board of Directors.

10. Does the Board of Directors have such subordinate committees as a nomination committee, compensation committee and audit committee, investment strategy committee? Please describe each such committee’s functions and performance.

Based on the actual circumstances of the Company, the Board of Directors has set up an audit committee and a compensation and evaluation committee.

The audit committee is mainly responsible for proposing the appointment or replacement of the external auditor, communications between the internal and external auditing functions, supervising the internal audit system and its implementation, auditing the Company’s financial information and any such information disclosed and reviewing the internal control system of the Company.

The compensation and evaluation committee is mainly responsible for developing and reviewing the compensation policies and schemes for directors and senior executives, developing the performance evaluation standards for the directors and senior executives and conducting such evaluation.

11. Have the minutes of meetings of the Board of Directors been completely recorded and safely kept? Have the resolutions of such meetings been fully and promptly disclosed?

Yes. The minutes of meetings of the Board of Directors have been completely recorded and kept by designated persons and the resolutions of such meetings have been fully and promptly disclosed in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

12. Have there ever been any proxy signature on any resolution of the Board of Directors?

All the directors attending any meeting of the Board of Directors have signed the resolution of such meeting in person. Any director unable to attend any such meeting for certain reasons has reviewed the materials of such meeting prior to the holding thereof, and has authorized in writing another director to sign on his or her behalf. Except for the aforesaid circumstances, there is no proxy signature on any resolution of the Board of Directors.

13. Has any result of voting ever been distorted by any resolution of the Board of Directors?

No.

14. Have the independent directors successfully played the monitoring and consultative role in connection with the Company’s major production and business decisions, outbound investments, nomination of any senior officer and his or her compensation and evaluation and internal audit?

Yes. All four independent directors of the Company are senior experts in their respective fields. They have actively participated in the meetings of the Board of Directors and its subordinate committees and the briefings of independent directors. They have played the monitoring and consultative role by providing professional guidance and comments on among other things the Company’s major production and business decisions, outbound investments, nomination of senior officers and their compensation and evaluation and internal audit and giving independent opinions when necessary.

15. Has any independent director ever been influenced by any major shareholder or actual controller of the listed company in performing his or her duties?

No.

16. Have the independent directors received sufficient assurance with respect to the performance of their duties and responsibilities? Are they supported by relevant functions and personnel of the Company?

Yes. The independent directors are able to receive sufficient assurance with respect to the performance of their duties and responsibilities and the support from relevant functions and personnel of the Company.

17. Has any independent director ever been dismissed prior to the expiration of his or her term without any reasonable reason? Has such issue been properly addressed?

No.

18. Are the working schedules of the independent directors appropriate? Has any independent director failed to attend in person the meetings of the Board of Directors for three consecutive times?

The independent directors of the Company have appropriate working schedules and have never failed to attend in person the meetings of the Board of Directors for three consecutive times.

19. Is the secretary to the Board of Directors also a member of the senior executives of the Company? How is his or her performance?

Yes. Mr Zhang Jingming is the secretary to the Board of Directors of the Company. He is mainly responsible for assisting the directors in handling the daily work of the Board of Directors, assisting the directors and the General Manager in connection with effective implementation of the laws and regulations of the PRC and any other jurisdictions, the Articles of Association and any other relevant regulations in the performance of their functions and powers, organizing and preparing for the documentation of the meetings of the Board of Directors and the shareholders’ general meetings’ information disclosure, investor relations management and communications and liaison with the media and regulatory authorities. Mr. Zhang is familiar with the business and operation of listed companies and has been devoted to his duties with due care and diligence. He was awarded “Top Ten Secretaries to the Board of Directors” of Shanghai-based listed companies.

20. Has the Shareholders’ general meeting authorized to the Board of Directors the right of approval for investment? Is such authorization reasonable and legitimate and under effective supervision?

The annexes to the Articles of Association prescribe the specific rights of approval for investment for both the shareholders’ general meeting and the Board of Directors. Such authorization is reasonable and legitimate and under effective supervision.

(iii) Supervisory Board

1. Does the Company have any rules of procedure for the Supervisory Board or any similar rules?

Yes. The Company has formulated the Rules of Procedure for the Supervisory Board.

2. Please specify the composition of the Supervisory Board and the source of such members. Does the proportion of supervisors from employees comply with relevant regulations?

The Company held the 2004 annual general meeting of the shareholders on June 28, 2005, which elected the fifth-term Supervisory Board. The fifth-term Supervisory Board consists of seven members, including three supervisors from employees and four outside supervisors (including two supervisors appointed by the controlling shareholder and two independent supervisors). The supervisors from employees account for more than one third of the total supervisors, which is consistent with the requirement that the “proportion of representatives of the company’s staff and workers shall not be less than one third” under the Company Law.

3. Eligibility and Appointment and Removal of Supervisors

The eligibility and appointment or removal of any supervisor are consistent with relevant requirements of the Company Law and the Articles of Association and have been approved upon consideration by the shareholders’ general meetings. Details on the members of the Supervisory Board are as follows:

Name	Gender	Position	Source
Gao Jinping	Male	Supervisor from Employees Chairman of Supervisory Board	Company
Zhang Chenghua	Male	Supervisor from Employees	Company
Wang Yanjun	Female	Supervisor from Employees	Company
Lv Xiangyang	Male	Outside supervisor	Controlling company
Geng Liming	Male	Outside supervisor	Controlling company
Liu Xiangdong	Male	Independent supervisor	Outside
Yin Yongli	Male	Independent supervisor	Outside

4. Have the convening and holding of the meetings of the Supervisory Board complied with relevant requirements?

Yes. The convening and holding of the meetings of the Supervisory Board have complied with relevant requirements of the Articles of Association and Rules of Procedure for the Supervisory Board.

5. Have the notice period and delegation of authority, in connection with the meetings of the Supervisory Board complied with relevant requirements?

Yes. The notice period and delegation of authority, in connection the meetings of the Supervisory Board have complied with relevant requirements of the Articles of Association and Rules of Procedure for the Supervisory Board.

6. Has the Supervisory Board ever rejected any resolution made by the Board of Directors during the last three years? Has the Supervisory Board ever found and rectified any falsehood in any financial reports of the Company? Has the Supervisory Board ever found and rectified any illegal or irregular acts of any director or the General Manager in performing his or her duties?

The Supervisory Board has not rejected any resolution made by the Board of Directors within the last three years. It has not found any falsehood in any financial report of the Company. It has not found any illegal or irregular acts of any director or the General Manager in performing his or her duties.

7. Have the minutes of the meetings of the Supervisory Board been completely recorded and safely kept? Have the resolutions of such meetings been fully and promptly disclosed?

Yes. The minutes of the meetings of the Supervisory Board have been completely recorded and kept by designated persons. The resolutions of such meetings have been fully and promptly disclosed in accordance with the Rules Governing Listing of Stocks on the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

8. Has the Supervisory Board exercised due care and diligence in its daily work? How does it perform duties of supervision?

In its daily work, the Supervisory Board is able to exercise due care and diligence. In accordance with the Company Law, Articles of Association, Rules of Procedure for the Supervisory Board and other relevant rules and regulations, with the responsibility of protecting the lawful interests of the shareholders, the Company and all the employees and for the purposes of maintenance and appreciation of the Company’s assets, the Supervisory Board has properly performed its two major duties of reviewing the financial affairs and supervising the performance of duties by the senior management of the Company, created a supervision practice incorporating routine supervision, investigation-based supervision and procedural supervision, strengthened supervision on an on-going basis and built appropriate methodology of supervision and therefore fully exerted its supervisory functions.

(iv) The Management

1. Does the Company have Rules of Procedure for Managers or any similar rules?

Chapter 12 of the Articles of Association, Rules of Procedure for the Working Meetings of General Manager, Rules of Procedure for the Communist Party and Administration Joint Meetings and other relevant rules have set out clear provisions with respect to the composition and appointment and removal of the management, its functions and powers and procedures for meetings.

2. Are the members of the management, particularly, the General Manager, elected by way of competition? Has any reasonable selection and appointment mechanism been put in place?

Candidates for the management of the Company are proposed to the Board of Directors by the controller shareholder, Sinopec, upon review of the candidates’ eligibility and receipt of comments from the Organization Department of the Shanghai Municipal Communist Party Committee. In accordance with the Articles of Association, the General Manager of the Company is nominated by the Chairman of the Board of Directors and appointed by the Board of Directors and the Vice General Manager and Chief Finance Officer are nominated by the General Manager and appointed by the Board of Directors. Independent directors also have the right to give independent opinions on the appointment of members of the management.

3. Please provide the biography of the General Manager. Is he/she an employee of the controlling shareholder?

The Chairman of the Company concurrently serves as the General Manager of the Company (please see the section on the Chairman’s biography herein). The General Manager is an employee of the Company.

4. Is the management capable of effectively controlling the day-to-day production and operation of the Company?

The Company has built a sound management system in all the aspects of production and operation and the management is capable of effectively controlling the production and operation of the Company.

5. Has the management remained stable during its term of office?

The current management was appointed in June 2005 and has remained relatively stable within its term of office. During such period, a few members of the management were dispatched to relevant functions of Sinopec, the Company’s controlling shareholder, under certain arrangements within the organization.

6. Does the management have a system of responsibility for achieving business objectives within the term of office? What is the progress of such business objectives? Is there any incentive and disciplinary measures for their performance?

The management prepares annual business objectives each year, which are submitted to and adopted by the Board of Directors upon consideration thereof. The Compensation and Evaluation Committee under the Board of Directors is mainly responsible for developing and reviewing the compensation policies and schemes for directors and senior executives, developing performance evaluation standards for directors and senior executives and conducting such evaluations. The employee representatives meeting of the Company carries out democratic discussions and appraisal of the senior executives of the Company. The current management has been doing well in accomplishing the annual objectives and has received high praise from the employee representatives.

7. Are there any ultra vires acts in the management? Is the management under the effective supervision and control of the Board of directors and the Supervisory Board? Is there any tendency of “insider control”?

There are no ultra vires acts in the management. The management has always timely reported to the Board of Directors any matters required to be reported to the Board of Directors. The management is under the effective supervision and constraination of the Board of Directors and the Supervisory Board. There is no tendency of “insider control”.

8. Has the management established any internal accountability system with clearly defined duties and powers for each member?

The managers at all levels have been provided with clearly defined duties and powers as a result of the division of functions and delegation of authority. The Internal Control Manual of the Company has set down clear stipulations on the extent of authority to control relevant businesses.

9. Have the senior executives, including the management, faithfully performed their duties and protected the interests of the Company and all the shareholders to the maximum extent? Has any member who failed to perform his or her duties and breached the fiduciary duties received any punishment?

The senior executives of the Company, including the management, have faithfully performed their duties and protected the interests of the Company and all the shareholders to the maximum extent. There is no occurrence of failure to faithfully perform their duties or breach of their fiduciary duties.

10. Is there any occurrence of illegitimate dealings in stocks of the Company by any director, supervisor or senior officer of the Company in the last three years? Has the Company taken any measures to address such problem?

There is no occurrence of any illegitimate dealings in stocks of the Company by any director, supervisor or senior officer of the Company.

(V) Internal Control

1. What are the major aspects of the internal management system of the Company? Is it a proper and complete system and has it been effectively implemented?

The internal control system of the Company mainly covers ten aspects: management to the Board of Directors, overall management, production management, operation management, finance management, audit management, investment project management, human resource management, technology innovation management and information management. Generally, this is a complete system and has been put into effective implementation.

2. Has the Company built a proper and comprehensive accounting audit system in accordance with relevant requirements?

The Company controls its financial affairs pursuant to the Accounting Law and Accounting Standards for Enterprises and has built an accounting audit and financial management system in compliance with the requirements of the Accounting Law and by taking the actual circumstances of the Company into consideration.

In 2006, the Company completed the conversion from the old accounting standards to the new accounting standards through studying the new accounting standards, adjustments to the accounting audit system, establishment of accounting items and conversion of the accounting data and revised its Internal Accounting System. Upon the implementation of the new Accounting Standards for Enterprises, the Company will further itemize and improve its accounting audit system to achieve the smooth conversion into the new accounting standards.

3. Is the financial management of the Company in compliance with relevant requirements? Are the internal control processes such as authorization and signature and seal effectively implemented?

The Company has formulated a full set of rigorous rules and regulations in connection with its financial management. With respect to internal control processes, the Company has revised and improved relevant financial rules in accordance with the newly issued State internal control regulations and relevant requirements of the internal control system of the Company and has established a comprehensive joint signatures, authorization and signature and seal system which has been strictly implemented.

4. Does the Company have complete rules on administration of official chops and specimen seal impression? Please describe the implementation of such rules.

The Company has formulated the Regulations on Administration of the Company Seals, which sets forth clear provisions on the production, distribution and confiscation of seals and administration on the use of such seals, and has revised and improved such Regulations based on actual circumstances. Such Regulations have been effectively implemented.

5. Is the Company’s internal control system in line with that of its controlling shareholder? Can the Company maintain its independence in terms of system construction?

The Company’s internal control system is implemented generally in line with relevant provisions and requirements of the controlling shareholder (Sinopec). The Company maintains its independence in terms of specific organization structure and production organization.

6. Are the Company’s registered address, place of major assets and place of office separated? Is there any impact on the operation of the Company?

No.

7. How does the Company effectively manage and control its branches, in particular, branches and subsidiaries in other regions? Is there any risk of losing control of such branches?

The Company has paid great attention to the management of companies receiving its investment, has protected its lawful interests as a shareholder by standardizing the operation of such invested companies through relevant joint venture contracts and articles of association and has maintained control on the subsidiaries and companies receiving its investment by dispatching directors, supervisors and operation and management personnel to those companies. In the meantime, the Company has carried out effective management and control through laying down specific “Guidances on Limits of Authority” when revising the Internal Control Manual each year and sent special investigation task forces to conduct inspection on its subsidiaries and companies receiving its investment and to evaluate their risk conditions. There has been no risk of losing control of such subsidiaries and companies with its investment.

8. Has the Company established an effective risk control mechanism? Is such mechanism able to resist any contingent risk?

The Company has established an internal control system based on its actual circumstances, which generally can meet the demand of risk control and provide assurance for the standardized operation of the business activities of the Company and the implementation of relevant laws and regulations of the State and the Company’s internal rules and regulations. The internal control system of the Company is complete, reasonable and effective as a whole, with relevant points of control covering all major aspects and links of production and operation activities and internal control of the Company. Such key points of control have been put into effective implementation, without any material defects therein. The Company has a comprehensive emergency plan against any possible major events which is capable of addressing any contingencies.

9. Has the Company established an audit department with a complete and effective internal audit and internal control system?

The Company has established an audit department, which has a complete internal audit and internal control system, and is capable of effectively monitoring the overall operational risks.

10. Has the Company established a special legal affairs department? Have all the contracts been reviewed by such internal legal department? What is the effect of such a practice on ensuring the lawful operation of the Company?

The Company has a special legal affairs department. It is mainly responsible for reviewing major contracts of the Company, outbound investments, mergers and acquisitions, equity transfers, power of attorney from a legal person, control of special seals for contracts, registrations and legal disputes and other matters. The Company has also engaged permanent legal counsel who provides assistance in handling relevant legal affairs. All the contracts of the Company are subject to review by the internal legal department, which reduces the legal risks arising from contracts and effectively safeguards the lawful operations and lawful interests of the Company against any harm.

11. Has the auditor issued any Management Letter? What are the comments of such letter on the internal control of the Company? What is the progress of rectification by the Company?

The external auditor of the Company is KPMG. During the audit of the Company, the external auditor is of the opinion that the Company complies with relevant requirements in terms of management. Therefore, no management letter has been issued by the auditor. In March 2007, the auditor issued a Sarbanes-Oxley Report, which presents opinions on the internal control of the Company as follows: “Based on the standards provided in the Internal Control—Integrated Framework issued by COSO, you have maintained an effective internal control over financial reporting in all material aspects as of December 31, 2006.” The Company has conducted follow-up reviews on, and has taken effective measures to rectify, any defective internal control points found in self-evaluation activities, examinations of competent authorities and the audits of the auditor.

12. Has the Company established any rules for the management of raised funds?

The Company has formulated the Measures for Administration of Funds in accordance with relevant regulations of CSRC and the Shanghai Stock Exchange, which lay down special provisions on the management of raised funds in special accounts and rules on the use of such funds.

13. What is the effect of the use of the funds most recently raised? Has it achieved the expected results?

As described in the part of “Use of Raised Funds” in Section 6 of the Prospectus for Initial Public Offering of A Shares of Sinopec Shanghai Petrochemical Company Limited, any funds raised from the issuing of A shares and H shares will be firstly allocated to the infrastructure construction and technology renovation and the remainder will be used for repayment of project debts and as additional working capital of the Company. As of the date of this Report, the use of all the funds raised by the Company have been consistent with purposes as disclosed and has achieved the expected results.

14. Is there any change in the use of funds raised from the last time? Is such change in compliance with relevant requirements? Are there any reasonable and proper reasons for such change?

There is no change in the use of funds raised by the Company.

15. Has the Company established any long-term mechanism to prevent major shareholders and their subsidiaries from misappropriating the funds of the listed company and infringing upon the interests of the listed company?

The Company has formulated the Provisional Measures on the Administration of Related Party Transactions. Under such Measures, any significant related party transaction must be submitted to the Board of Directors or the shareholders’ general meeting for deliberation and approval prior to implementation thereof. In deliberating any significant related party transactions, the directors and shareholders of the related party shall withdraw from participating in relevant voting and the independent directors shall carefully review all the related party transactions and give their independent opinions. The Supervisory Board shall supervise the significant related party transactions of the Company. The audit functions shall conduct a fair and unbiased audit on all the related party transactions while auditing final financial statements. Any related party transaction shall be disclosed in the annual reports and interim reports of the Company. Based on the aforesaid practice, a comprehensive monitoring structure integrating both internal and outside audit functions has been created which has effectively avoided the occurrence of any misappropriation of the Company’s funds and infringement on its interests by its major shareholders and their subsidiaries.

III. Independence

1. Does any of the Chairman of the Board of Directors, Managers, Vice Managers, Secretary to the Board of Directors and Chief Financial Officer, of the Company concurrently hold any other position in the Company’s shareholders and their affiliates?

Mr. Rong Guangdao, Chairman and General Manager of the Company, is also the Chairman of China Jinshan Associated Trading Corporation and the director and Vice Chairman of Shanghai Secco Petrochemical Company Limited. The Vice General Managers, Chief Financial Officer, the Secretary to the Board of Directors and other personnel work for the Company on a dedicated basis, without taking up any position in the management of any shareholder or it affiliates of the Company.

2. Does the Company have sole discretion in recruiting officers and employees?

The Company has a human resource department which has the capability to recruit officers and employees as required for the Company’s development.

3. Does the Company maintain its independence from the controlling shareholder in respect of the production and operation administration function, procurement and sales function and human resource function, etc.? Is there any personnel from the controlling shareholder assuming any position in such functions?

The production and operation administration function, procurement and sales function and human resource function, among others, are independent. There is no personnel from the controlling shareholder assuming any position in such functions.

4. Is there clear entitlement with respect to the assets contributed in the Company by its promoters? Are there any such assets not transferred?

There is clear entitlement with respect to the assets contributed into the Company by its promoters, and all such assets have been transferred.

5. Is there clear entitlement with respect to the major production and operation premises and the land use rights? Are they independent from major shareholders?

There is clear entitlement with respect to the major production and operation premises and the land use rights which are independent from major shareholders.

6. Does the Company have relatively complete and independent auxiliary production system and supporting facilities?

Yes, the Company has relatively complete and independent auxiliary production system and supporting facilities.

7. Does the Company have and use its own registered trademark? Are the intangible assets of the Company such as industrial property rights and non-patent technologies independent from major shareholders?

The Company has its own registered trademark. The intangible assets of the Company such as industrial property rights and non-patent technologies are independent from major shareholders.

8. Does the Company have an independent finance and accounting function and accounting capability?

The Company has an independent finance department, independent and standardized finance and accounting policies and a complete accounting system and has stipulated a clear division of responsibilities within the function of finance management and accounting as required by the internal control rules. The Company has separate bank accounts and the use of all the Company’s funds shall be decided by the management within its authority as delegated by the Board of Directors or the shareholders’ general meeting.

9. Is the Company independent in procurement and sales?

Sinopec, the controlling shareholder of the Company, has enhanced its overall bargaining capability, maintained and expanded its market share and strengthened the centralized administration on materials procurement and product sales in recent years under its development strategy for avoidance of any competition among its subsidiaries and branches. The wholly-owned subsidiaries of the Company’s controlling shareholder has been solely responsible for the procurement and sales on an agency basis of major raw materials such as crude oil and a big portion of the Company’s products. The Company concluded a mutual product supply and sales service agreement with Sinopec and a comprehensive services agreement with Sinopec Group on April 28, 2005. These two three-year framework agreements were entered into upon approval of the extraordinary general meeting of shareholders of the Company held on June 28, 2005. The Company operates most of its business within the extent specified by these two framework agreements.

10. Is there any entrusted operation of assets between the Company and its controlling shareholder or its affiliates? What is its impact on the independent production and operation of the Company?

There is no entrusted operation of assets between the Company and its controlling shareholder or its affiliates.

11. Does the Company rely on the controlling shareholder or any other affiliate in some way? What is the impact on the independent production and operation of the Company?

The Company relies upon the controlling shareholder or other affiliates in connection with certain products. For example, the Company purchases most of crude oil through a subsidiary of the controlling shareholder, China International United Petroleum and Chemical Company Limited, which has a crude oil import permit. Nevertheless, the related-party transactions between both sides are at market price or the price stipulated by the State, which is fair and reasonable and without any impact on the independent production and operation of the Company.

12. Is the Company engaged in any competition with the controlling shareholder or any affiliate under the control of the controlling shareholder?

Except for competition with Sinopec Yizheng Chemical Fiber Company Limited in terms of terylene products, the Company is not engaged in any competition with any of the other listed companies controlled by Sinopec.

13. Does the Company have any related party transactions with the controlling shareholder or any of its affiliates? Please provide details of such related party transactions. Are such transactions subject to necessary procedures for decision making?

The Company has a large number of related party transactions with the controlling shareholder or its affiliates. Such transactions fall into two groups by nature: continuous related party transactions and non-continuous related party transactions. The continuous related party transactions mainly include the mutual supply of goods and related services, sales agency services, oil product distribution, and overhaul and maintenance. The non-continuous related party transactions mainly include the acquisition, sale and swap of assets/equity interest. All such related party transactions are subject to strict procedures for decision making and approval in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Articles of Association.

14. What is the percentage of profits generated from related party transactions to the total amount of profits? What is the impact on the independent production and operation of the Company?

In the continuous related party transactions for the year of 2006, the costs and expenses in relation to the purchase of crude oil for major projects, purchase of other materials, transportation, construction and installation and maintenance and overhaul occupy 65.15%, 5.38%, 0.72% and 0.41% respectively of the operating cost. Profit from sales of goods and services occupy 39.96% of the operating income. All the related party transactions are carried out on a fair, reasonable and lawful basis. There are no acts of violating the lawful interests of the Company and all its shareholders. Related party transactions have no adverse effects on the independent production and operation, financial condition and operation results of the Company.

15. Does the Company rely on any major trade partners? How does the Company protect itself against related risks?

As the petrochemical industry relates to the energy safety and supply stabilization of the country, the Company’s crude oil purchase, oil refining and oil product distribution are conducted under the guidance of the state energy policies. Accordingly, the Company relies on certain trade partners in connection with certain products. For example, all its oil products are distributed by Sinopec Sales Company Eastern China Branch Company at the State guiding price pursuant to relevant requirements of the State.

16. Is the Company independent from the controlling shareholder in making all the internal decisions?

Yes. The Company is independent from its controlling shareholder in five aspects (namely, personnel, assets, finance, organization and business). Accordingly, the Company is independent from the controlling shareholder in deciding on all its internal matters.

V. Transparency

1. Has the Company established any rules on information disclosure administration as required by the Measures for Administration of Information Disclosure by Listed Companies? Have such rules been put into implementation?

Yes. The Company has implemented the Measures for Administration of Information Disclosure by Listed Companies promulgated by CSRC on January 30, 2007 and revised the Rules for Administration of Information Disclosure of the Company which was submitted to and adopted upon consideration thereof by the 20th-session meeting of the fifth-term Board of Directors.

2. Has the Company established any procedures for the preparation, review and disclosure of regular reports? Have such procedures been followed? Is there any delay in the disclosure of regular reports over recent years? Are there any annual financial statement with non-standard unqualified opinions issued by the auditor and has any consequential influence been eliminated?

Yes. The “Information Disclosure Management Procedures” part of the Internal Control Manual has provided the procedures for the preparation, review and disclosure of regular reports. The Company has carried out regular report disclosure in strict compliance with such procedures. Over recent years, all the regular reports have been promptly disclosed, and there is no delay in such disclosure. There is no annual financial statement with non-standard unqualified opinions issued by the auditor.

3. Has the listed company established any procedures for the reporting, escalation, review, and disclosure of major events? Have such procedures been implemented?

The Rules for Administration of Information Disclosure and relevant internal regulations of the Company set forth clear procedures for the reporting, escalation, review and disclosure of major events. These procedures have been well implemented.

4. Please describe the limitation of authority of the Secretary to the Board of Directors. Does he receive due protection for his rights of information access and recommending information disclosure?

The Articles of Association explicitly set forth the duties and limitation of authority of the Secretary to the Board of Directors. The Secretary, in the capacity of a member of senior management of the Company, is able to participate in all important meetings and activities of the Company, with or without voting rights. His rights of information access and recommending information disclosure are safeguarded.

5. Is there a comprehensive mechanism of confidentiality for information disclosure? Is there any event of divulgence or insider trading?

The Company has a comprehensive mechanism of confidentiality for information disclosure. There has been no events of information divulgence or insider trading.

6. Is there any occurrence of “making up” for insufficient or improper information disclosure? What was the reason? How does the Company prevent against occurrences of similar events?

There has been no occurrence of “making up” for insufficient or improper information disclosure since 2005.

7. Has the Company received any on-spot inspection by any relevant regulatory authorities or any punishment due to any irregular act in information disclosure? Did the Company make corrections to any irregularity or insufficiency in respect of information disclosure?

In October 2003, CSRC’s Shanghai Office carried out a circuit inspection on the Company and proposed measures for rectification. The Company subsequently developed and implemented rectification measures. The Company has never been punished for any irregularity in respect of information disclosure.

8. Has the Company ever received any discipline such as criticism or censure from any stock exchange due to problems in information disclosure?

The Company has never received any discipline, including criticism or censure, from any stock exchange due to problems in information disclosure.

9. Does the Company have any initiative for information disclosure?

In addition to performing the obligation of information disclosure, subject to relevant regulatory requirements, the Company is able to disclose information which may have an effect on shareholders and any other stakeholders in a proactive, timely and fair manner. Following the disclosure of annual and interim reports each year, the Company has held big events of performance promotion and press briefings in Hong Kong and other cities, and has held a number of “one-on-one” workshops in China and other countries. Furthermore, the Company provides the investors with a full-range information through the Company’s website and by receiving visiting investors and answering telephone calls from investors.

V. Innovation in Corporate Governance and Overall Comments

1. Has the Company ever conducted on-line voting for any shareholders’ general meeting (excluding the shareholders’ meetings held in the process of share reform)? How is the participation by the shareholders in such voting?

Except for the on-line voting conducted for the share reform as required by relevant regulatory authorities, the Company still holds the shareholders’ general meetings in the form of physical meetings, with a satisfactory rate of attendance.

2. Is there any occurrence of voting right solicitation in a shareholders’ general meeting (excluding the shareholders’ meetings held in the process of share reform)?

No.

3. Does the Company adopt the method of cumulative voting for election of directors or supervisors?

The Company adopts the cumulative voting method for election of directors in accordance with the Articles of Association.

4. Is the Company active in managing investor relations? Does the Company have any rules for investor relations management? Please describe the specific measures, if yes.

The Company has actively established rules for investor relations management and proactively enhanced communications with shareholders, particularly, the public shareholders in various ways. In addition to the channels of information disclosure for listed companies required by law, the Company also offers multi-channel and full-range investor relations services, including responding to inquiries from investors through a special telephone line, email, fax and reception of visitors, communicating with investors at home and abroad through road shows for major events, regular performance promotion activities and press conferences and one-on-one workshops, providing investors with convenient access to the Company’s information through the section on investors’ relations on the Company’s website and information disclosure on such website, enhancing the interest of investors in the Company through frequent liaison with institutional investors, securities analysts and small and medium-sized investors, arranging for interviews with and press reports for the senior executives and other key personnel of the Company by enhancing cooperation with major financial media, and building sound communication through frequent liaising with regulatory authorities and stock exchanges. In 2006, the U.S. IR magazine granted the “Best Investor Relations Award” to the Company, based on the votes of more than 260 overseas fund managers and analysts.

5. Does the Company set focus on building corporate culture? Please describe the key measure in this regard.

The Company has always been committed to fostering corporate culture. By developing guidelines for corporate culture construction including “Opinions on Strengthening the Corporate Culture Construction and Guidelines for Implementation of Corporate Culture Construction”, the Company has built up and improved a corporate culture structure with well defined objectives, a clear conceptual system and effective implementation measures.

6. Has the Company established a reasonable performance evaluation system and stock incentive plan? Has the Company complied with requirements of laws and regulations in implementing stock incentives? What are the effects of such stock incentive plan?

The Company has established a reasonable performance evaluation system for the evaluation of managers and employees. In addition, it has established a mechanism of flexibility in staff recruitment and dismissal, officer redeployment and compensation package adjustment, which has proved to be effective in attracting and retaining talents. No stock incentive plan has been adopted by the Company.

7. Has the Company taken any other innovation measures in corporate governance? What are the effects of such measures? Are there any insights revealed with respect to improving corporate governance?

As one of the forerunners of the offshore-listed Chinese companies entering the international capital market, Sinopec Shanghai has been committed to developing systems and power balancing structures to meet the demands of the market-based economy and satisfy the requirements of modern enterprise construction and relevant listing rules. The Company has established and improved a corporate governance structure with the shareholders’ meeting as the highest authority, the Board of Directors as the decision maker, the general manager and his team as the ones for execution, and the Supervisory Board as the supervisor. The Company has build up and improved a full set of decision making and daily operation systems in compliance with both international and domestic laws and regulations. The Company has improved and enhanced the establishment of the Communist Party Committee, trade union and employees’ representative meetings, and appropriately integrated them into the corporate governance structure. The Company has developed a decision making and supervision system blending its own characteristics with the peculiarities of the joint stock enterprise, under which the “three new meetings” (i.e. shareholders meeting, board of directors and supervisory board) and the “three old meetings” (i.e. the Communist Party Committee, trade union and employees’ representative meetings) are properly positioned and responsible for their respective duties and work in a coordinated way within an effective and balanced framework, thereby creating a situation of two-way cooperation through staff sharing and mutual support, and making the enterprise operations democratized, legalized, regularized and transparent. In particular, during the process of building the modern enterprise system, the Company has followed and improved the democratic management system using workers’ representative meetings as the basic form, and implemented and further developed an open approach to factory management. In this way, the Company has created a unique operational mechanism of open and democratic management on factory affairs, which helps giving full play to and foster the enthusiasm, initiative and creativity of workers and staff, and pushes forward the Company’s reforms and development. The Company received the award of “Nation-wide Leading Organization in Open Management on Factory Affairs” in 2003.

Strong corporate governance is essential to the development of Sinopec Shanghai. The Company will continue to explore and search for innovation measures in corporate governance to facilitate the better, faster and healthier development of the Company.

8. What are the comments and suggestions of the Company on improving its corporate governance structure and developing relevant rules and regulations?

We suggest that the regulatory authorities solicit broad public comments from the listed companies before any issuance of relevant laws and regulations, thereby developing more flawless and practicable laws and regulations, and facilitating on-going improvement in the quality and capabilities of standardized operations of listed companies.

Above is our self-evaluation report in respect of corporate governance. Any valuable comments and suggestions from regulatory authorities and investors about the Company’s corporate governance practice are greatly appreciated.

Sinopec Shanghai Petrochemical Company Limited

July 12, 2007